

July 15, 2014

Via E-mail
Cameron D. MacDougall
Secretary
New Senior Investment Group, Inc.
1345 Avenue of the Americas
New York, New York 10105

> **Re:** **New Senior Investment Group, Inc.**
> **Form 10-12B**
> **Filed June 16, 2014**
> **File No. 001-36499**

Dear Mr. MacDougall:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit 99.1, Information Statement

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose that you are an emerging growth company, and revise your registration statement to:

    • Describe how and when a company may lose emerging growth company status;

    • Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

    • State your election under Section 107(b) of the JOBS Act:

      o   If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

      o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

2.   You disclose that you have signed purchase and sale agreements or letters of intent granting you the exclusive right to negotiate a purchase and sale agreement with respect to 13 properties with an aggregate estimated value of over $300 million. Please tell us your consideration of any financial statement requirements for these probable acquisitions or any other probable acquisitions, if any.

3.   Please revise to provide disclosure on average effective annual rents and lease expiration. Refer to Items 15(e) and 15(f) of Form S-11 for guidance.

Cover page

4.   Please tell us what you mean by "when-issued" trading market and "regular-way" trading.

Industry Data, page i

5.   Please provide us with support for those quantitative and qualitative business and industry data used throughout the prospectus. Clearly mark the specific language in the supporting materials. Please note that the material is being provided pursuant to Rule 418 of the Securities Act of 1933 and that such material should be returned to the registrant upon completion of the staff review process.

Risk Factors, page 20

6.   We refer to the geographic location tables starting on pages 75 and 103. We note a geographic concentration in Florida and Texas, as applicable. Please revise your disclosure to provide related risk factors or advise.

Results of Operations, page 65

7.	Please revise to address period to period changes in same store performance, and within same store address relative impact of occupancy and rent rate changes, or advise.

Segment Overview, page 66

8.	We note your disclosure on page 2 and elsewhere that you have completed certain acquisitions. Please tell us whether you have considered providing segment NOI on a same store basis. We may have further comment.

Triple Net Lease Properties, page 68

9.	Please tell us why you have not provided occupancy rates for your triple net lease properties.

10.	We note that you lease your triple net properties under two master leases. Please tell us why you have not included these master leases as exhibits to the registration statement under Item 601(b)(10) of Regulation S-K.

Transactions with Affiliates and Affiliated Entities, page 76

11.	Please tell us whether you intend to reimburse your manager for the salaries and benefits to be paid to your named executive officers. If so, please revise your disclosure accordingly. In addition, in future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the manager, break out the amounts paid pursuant to the management fee and the reimbursement provision, and within reimbursements specify any amounts reimbursed for salaries or benefits of a named executive officer.

Credit Risk, page 91

12.	Where applicable, please revise your disclosure to describe how you monitor the credit quality of your triple net lease tenants.

Business, page 93

13.	Please revise to provide your leasing results for the prior period, including balancing disclosure regarding tenant improvement costs and leasing commissions for both new leases and for renewals, or advise.

Notes to Unaudited Pro Forma Consolidated Information, page 59

(A) Holiday Transactions, page 59

14.   Please disclose how you determined the pro forma amount of revenue for the first year used in your calculation of the pro forma adjustment to rental revenue.

(C) Management fee and incentive compensation, page 61

15.   Please disclose how you calculated the pro forma gross equity amount used in your calculations.

Exhibit 99.2

16.   We note that you have included the financial statements of Holiday AL Holdings LP. Please revise to include the 2014 interim financial statements as well, or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Cameron D. MacDougall
New Senior Investment Group, Inc.
July 15, 2014
Page 5

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Isaac Esquiel, Staff Accountant, at (202) 551-3395 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director

Cc: Richard B. Aftanas, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP